UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

June 26, 2015

Commission File Number 1-15200

Statoil ASA
(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of  Form 20-F or Form 40-F:

Form 20-F X Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This Report on Form 6-K contains a press release issued by Statoil ASA on June 26, 2015.

Refinancing of Multicurrency Revolving Credit Facility

On Friday 26 June 2015 Statoil ASA (OSE:STL, NYSE:STO), guaranteed by Statoil Petroleum AS, successfully signed a USD 5.0 billion Multicurrency Revolving Credit Facility. The Facility, which was co-ordinated by Barclays Bank PLC, Deutsche Bank AG and DNB Bank ASA, received unanimous support from the group of existing and new relationship banks invited to participate in the Facility. Following this strong demand, the Company elected to increase the Facility by USD 500 million from the initial launch size of USD 4.5 billion as well as scaling back the participating banks’ commitments.

The Facility has a 5-year maturity with two 1-year extension options and will be used for general corporate purposes and as backup for commercial paper programmes. Statoil’s existing US$3.0 billion Multicurrency Revolving Credit Facility dated 20 December 2010 will be cancelled as part of the refinancing process.

Further information from:

Investor relations:
Peter Hutton, SVP Investor Relations
+44 7881 918792

Media relations:
Lars Erik Lund, Sr. Advisor Media Relations
+47 41 33 13 69

Finance:
Fride Seljevold Methi, VP, Corporate financing,
+47 95 99 06 59

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This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Statoil ASA nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Date: June 26, 2015	By:	/s/ Philippe Mathieu
Name: Philippe Mathieu
Title: Senior Vice President of Finance